Exhibit 99.6

NICE Actimize Launches World-Class Financial Crime
Consulting & Advisory Practice

Delivering best-in-class, value-added services, the new practice analyzes FSOs challenges and provides strategic advisory counseling on all aspects of financial crime operations

Hoboken, N.J. – January 15, 2019 – Assessing operational risk, while evaluating technology implementation choices and facing regulatory pressures, financial services organizations are looking for strong advisory services and methodologies to help them navigate these challenges. With these issues in mind, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, is launching a world-class Financial Crime Enterprise Consulting & Advisory Practice (eCAP).

Leveraging extensive global experience across all areas of financial crime risk management, the new practice benefits from NICE Actimize’s decades of experience working both with the largest financial institutions around the globe and regulators. Working with clients to evaluate all aspects of their financial crime programs (people, process, technology), a NICE Actimize eCAP trusted advisor will identify inefficiencies and provide guidance to help reduce costs and improve the effectiveness of their existing programs.

At the heart of this new practice, NICE Actimize is also introducing its exclusive Financial Crime Target Operating Model. The methodology is designed to pinpoint objectives, create a meaningful technology roadmap and establish a strong enterprise operational plan. Establishing a Target Operating Model (TOM) provides customers with a strategic roadmap on which to build their Financial Crime programs.

Using the eCAP TOM methodology, NICE Actimize has already supported numerous clients looking to embed new technologies such as Big Data, Artificial Intelligence, and Robotic Process Automation into their Financial Crime and Compliance strategic roadmaps. While these technologies offer the promise of unlocking insights, and can provide enormous cost savings and operational efficiencies, these benefits elude many organizations because of inefficient technology adoption processes. NICE Actimize’s eCAP trusted advisors offer the depth of experience gained from continuous learning in the field working with hundreds of our customers implementing NICE Actimize’s own broad portfolio of financial crime and compliance solutions.

The new Enterprise Consulting & Advisory Practice is well positioned to evaluate clients’ financial crime resource readiness and to advance their operations and technology assets in a more productive, cost effective manner thus enabling organizations to strengthen their competitive positioning and better deliver on their vision for the future.

Craig Costigan, CEO, NICE Actimize
“Our powerful new service and consulting model was designed to further establish us as trusted advisors in financial crime and compliance related issues and implementations, and it allows us to enable our customers to stay on top of developing technologies such as artificial intelligence and robotic process automation, as well as create best practices for operational excellence and utilization of cost effective techniques. Our vision of Autonomous Financial Crime management meshes perfectly with this approach to provide these benefits and more as we attack all aspects of financial crime.”

NICE Actimize’s Autonomous Financial Crime Management approach represents a massive shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk. In addition, NICE Actimize recently announced the launch of X-Sight, an advanced machine-learning based Platform-as-a-Service designed to power the industry's first financial crime risk management marketplace. The recently introduced NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

For additional information:
•	NICE Actimize Autonomous Financial Crime Management approach, click here.
•	NICE Actimize X-Sight Platform-as-a-Service, click here.
•	NICE Actimize Enterprise Consulting & Advisory Practice (ECAP), click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.